UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Work4Workers, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 March 30, 2020

Physical address of issuer
1604 Whitney Way, Austin, TX 78741

Website of issuer
www.work4workers.com

Current number of employees
4

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$3,256.34	$4,813.00
Cash & Cash Equivalents	$3,256.34	$4,813.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$80,304.17	$57,971.00
Revenues/Sales	$0.00	$15,000.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$450.00	$0.00
Net Income	-$23,897.14	-$22,827.00

April 10, 2024

FORM C-AR

Work4Workers, Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Work4Workers, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.work4workers.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 10, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

       This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Work4Workers, Inc. (the "Company") is a Delaware Corporation, formed on March 30, 2020. The Company is currently also conducting business under the name of Jale.

The Company is located at 1604 Whitney Way, Austin, TX 78741.

The Company's website is www.work4workers.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

A smartphone app connecting hiring companies and skilled labor to increase construction industry employment via a hiring company subscription business model.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect

operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of

employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Phillip Pompa , Rodolfo Rucoba , Javier Oblitas, and Manuel Oblitas who are CEO, Founder, CTO, VP Sales and Marketing of the Company respectively. The Company has or intends to enter into employment agreements with Phillip Pompa, Rodolfo Rucoba, Javier Oblitas, and Manuel Oblitas although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Phillip Pompa, Rodolfo Rucoba, Javier Oblitas, and Manuel Oblitas or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Phillip Pompa, Rodolfo Rucoba, Javier Oblitas, and Manuel Oblitas in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Phillip Pompa, Rodolfo Rucoba, Javier Oblitas, and Manuel Oblitas die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30,

2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. As an example, the lack of continued growth of the construction industry could impact the company's future revenues. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Ukraine, Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We will rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find

alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy and in internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the

fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

A smartphone app connecting hiring companies and skilled labor to increase construction industry employment via a hiring company subscription business model.

Business Plan

The first product release or minimal viable product provides construction worker leads to contractors via a subscription model. Revenue forecasts include 3 to 6 months of a free trial until users find workers with minimal revenues in the first year. We engage with contractors and workers via direct personal interactions, through industry partnerships and social media interactions. We will be engaging with contractors through partnerships with contractor associations and other construction industry suppliers. We will engage with workers via Facebook ads, job site visits, day-labor sites, community labor events, flea markets, and more. Today's market is inefficient and subject to exploitation and unsafe environments. The construction labor market trend is tighter as the number of available construction workers declines in the U.S. The construction industry is experiencing a shortage of skilled construction labor. Direct competitors do not understand that the platform's users don't use email, Linkedin, and calendars. Our workers use smartphones with Facebook, text, and What's App. We will communicate via those channels for quick app adoption.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile App	Building mobile applications: Allowing contractors to simply sign- up and click a button to find workers on-demand based on specifications they create including proximity to site, skillset, reviews, and more. In parallel, allowing workers to simply sign-up, receive local job requests and confirm job acceptance.	Construction workers, Independent Contractors, and temp agencies

We are constantly developing new features of our products, which we think might appeal to our customers. We are currently working on the first release of our products and are hoping to expand our offerings periodically after the first product launch.

We offer our services via our mobile app.

Competition

The Company's primary competitors are local labor brokers, recruiters and various human resource software startups.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily the following: 1.2 M Construction workers (BLS 2018), 30.7 % Hispanic/ Latino (BLS 2018), 2.3% Independent Contractors, 11.4% on-call, 3.6% Temp Agency, 7.2% Contract Firms (BLS 2017), totaling 5% (4.5M) of Construction workers potential users. Workers typically look for work weekly (>2M employment opportunities weekly)

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1604 Whitney Way, Austin, TX 78741.

The Company conducts business in TX.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Samuel Franco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/CEO: March 2023-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Infravest Strategies, LLC; Founder/President; Mar. 2018-Present; Provide consulting services to public and private sector organizations on infrastructure development.

Education

B.S.. Civil Engineering, The University of Texas at El Paso; Dec. 2006 Master of Science, Civil Engineering, The University of Texas at El Paso; May 2008

Name

Rodolfo Rucoba

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/Founder: March 1, 2020 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rucoba & Maya Construction-President, managing a concrete, masonry, and construction company out of Austin, TX. March 1, 2014-Present

Education

BS - Texas A&M

Name

Phillip Pompa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/Advisor: March 2023 - Present
Director/CEO: March 2020 - March 2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pompa Capital, LLC, President, distressed real estate investment management, Jun. 2011-Present
International Accelerator: Accelerator program focused on non-US companies moving to the US, Apr. 2015 - Jul. 2016

Education

BS, Stanford University MBA, Stanford University Graduate School of Business

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Samuel Franco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/CEO: March 2023-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Infravest Strategies, LLC; Founder/President; Mar. 2018-Present; Provide consulting services to public and private sector organizations on infrastructure development.

Education

B.S.. Civil Engineering, The University of Texas at El Paso; Dec. 2006 Master of Science, Civil Engineering, The University of Texas at El Paso; May 2008

Name

Rodolfo Rucoba

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/Founder: March 1, 2020 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rucoba & Maya Construction-President, managing a concrete, masonry, and construction company out of Austin, TX. March 1, 2014-Present

Education

BS - Texas A&M

Name

Javier Oblitas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President: March 30, 2020 to Present
Software Development: March 1, 2020 to March 30, 2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VND: Consultant of Managed Secure Hosting Solutions, Security Analyst and Compliance Audits, DC maintenance, Custom VND Development of Software, Automation, and all IT and telephony fields. IOT devices with the programming of Web applications and mobile device Apps. Feb 1, 2000-Present

Education

Name

Manuel Oblitas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President: March 1, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VND: Co-founder

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	SmartSAFE (Simple Agreement for Future Equity)
Amount outstanding	38,475
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A

Type of security	Common Stock
Amount outstanding	4,500,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The securities that convert from the SmartSAFE will be subject to dilution if/when the Company issues new shares of Common

	Stock.

Other as described above, there are no differences between the SmartSAFE's issued pursuant to Regulation CF and each other class of security of the Company

The Company has the following debt outstanding:

Type of debt	Personal unsecured loan made to Company
Name of creditor	Phillip Pompa
Amount outstanding	$11,429.92
Interest rate and payment schedule	4%, Note payable upon Maturity of Note
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Personal unsecured loan made to Company
Name of creditor	Rodolfo Rucoba
Amount outstanding	$26,858.00
Interest rate and payment schedule	4%, Note payable upon Maturity of Note
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Personal unsecured loan made to Company
Name of creditor	Javier Oblitas
Amount outstanding	$1,270.63
Interest rate and payment schedule	4%, Note payable upon Maturity of Note
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Shareholder Loan
Name of creditor	Manuel Oblitas
Amount outstanding	$1,270.62
Interest rate and payment schedule	4%, Note payable upon Maturity of Note
Amortization schedule	4 year term
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Personal unsecured loan made to Company
Name of creditor	Samuel Franco
Amount outstanding	$1,000.00
Interest rate and payment schedule	4%, Note payable upon Maturity of Note
Amortization schedule	4 year term
Describe any collateral or security	None
Maturity date	April 17, 2027
Other material terms	

The total amount of outstanding debt of the company is $ 41,829.17.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SmartSAFE (Simple Agreement for Future Equity)	38,475	$38,475.00	Development	June 25, 2021	Regulation CF

Ownership

The Company is owned by eight individuals and an employee pool. Those people with 20% or greater ownership are Rodolfo Rucoba and Samuel Franco.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Rodolfo Rucoba	25.2%
Samuel Franco	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2023)

Total Income	Taxable Income	Total Tax
-$23,897.00	-$23,897.00	$0.00

Operations

Our most recent financing was conducted in October 2021. Following the Offering, funding was provided through loans from the founders, but we intend to raise new capital beginning in Q2 2024. We are currently focusing on completing our minimal viable product rather than generating revenues. We are not certain when or if we will generate profits in the future, and intend to devote our resources to: 1. Completing first product development (demo product completed) 2. Continue to develop database of potential industry partnerships 3. Continue to develop database

of existing social media sites 4. Continue to develop data base of potential users in 2024 (over 3,000 users identified in Central TX area).

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: We are not certain when or if we will generate profits in the future, and intend to devote our resources to 1. Completing first product development 2. Continue to Develop database of potential industry partnerships 3. Continue to Develop database of existing social media sites for 4. Continue to Develop database of potential users in 2024.

Liquidity and Capital Resources

On June 25, 2021 the Company conducted an offering pursuant to Regulation CF and raised $38,475.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: Numerous individuals have made personal loans to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Rudolfo Rucoba
Relationship to the Company	Founders
Total amount of money involved	$26,858.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash Proceeds
Description of the transaction	Personal unsecured loan made to company, 4% interest, 4 year term.
Related Person/Entity	Phillip Pompa
Relationship to the Company	Advisor/ Former CEO
Total amount of money involved	$11,771.04
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Personal unsecured loan made to company, 4% interest, 4 year term.
Related Person/Entity	Javier Oblitas
Relationship to the Company	Vice President
Total amount of money involved	$1,270.63
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash Proceeds
Description of the transaction	Personal unsecured loan made to company, 4% interest, 4 year term.

Related Person/Entity	Manuel Oblitas
Relationship to the Company	Vice President
Total amount of money involved	$1,270.62
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash Proceeds
Description of the transaction	Personal unsecured loan made to company, 4% interest, 4 year term.
Related Person/Entity	Samuel Franco
Relationship to the Company	CEO
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash Proceeds
Description of the transaction	Personal unsecured loan made to company, 4% interest, 4 year term.

Property, Goods or Services

Related Person/Entity	Javier & Manuel Oblitas
Relationship to the Company	Vice Presidents
Total amount of money involved	$59,534.00
Benefits or compensation received by related person	None directly. Javier and Manuel own VND.
Benefits or compensation received by Company	Delivery of wireframes in early 2022.
Description of the transaction	Invoicing arrangement for product design wireframes with software development company, VND, based in San Antonio, Texas

Future Transactions

Related Person/Entity	Javier and Manuel Oblitas
Relationship to the Company	Vice Presidents
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	Javier and Manuel Oblitas are owners of VND
Benefits or compensation received by Company	Complete design of demo product.
Description of the transaction	Invoicing Arrangement for product design with software development company, VND, based in San Antonio, Texas

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Javier and Manuel Oblitas
Relationship to the Company	Vice Presidents
Total amount of money involved	$119,534.00
Benefits or compensation received by related person	Javier and Manuel Oblitas are owners of VND
Benefits or compensation received by Company	Complete design of demo product.
Description of the transaction	Invoicing Arrangement for product design with software development company, VND, based in San Antonio, Texas

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Samuel Franco
(Signature)

Samuel Franco
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Samuel Franco
(Signature)

Samuel Franco
(Name)

CEO
(Title)

4/10/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Samuel Franco, being the CEO of Work4Workers, Inc., a Delaware Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet and profits and loss statement as of December 31, 2023 (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) Any tax return information in the Financial Statements reflects accurately the information that was reported in 2023 tax returns.

/s/Samuel Franco
(Signature)

Samuel Franco
(Name)

CEO
(Title)

4/10/24
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Work4Workers, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	3,256.34
Comerica Checking	0.00
Total Bank Accounts	**$3,256.34**
Other Current Assets	
Prepaid expenses	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,256.34**
TOTAL ASSETS	**$3,256.34**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long-term business loans	
Crowdfunding Loan	38,475.00
Total Long-term business loans	**38,475.00**
Long-term loans from shareholders	41,829.17
Total Long-Term Liabilities	**$80,304.17**
Total Liabilities	**$80,304.17**
Equity	
Common stock	51.93
Retained Earnings	-53,202.62
Net Income	-23,897.14
Total Equity	**$ -77,047.83**
TOTAL LIABILITIES AND EQUITY	**$3,256.34**

Work4Workers, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	
Social media	0.00
Total Advertising & marketing	**0.00**
Contract labor	
Product Development	18,671.11
Total Contract labor	**18,671.11**
General business expenses	
Bank fees & service charges	82.50
Total General business expenses	**82.50**
Legal & accounting services	
Accounting fees	533.38
Legal Fees	4,160.15
Total Legal & accounting services	**4,693.53**
Taxes paid	450.00
Total Expenses	**$23,897.14**
NET OPERATING INCOME	**$ -23,897.14**
NET INCOME	**$ -23,897.14**

Work4Workers, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	15,000.00
Total Income	**$15,000.00**
GROSS PROFIT	**$15,000.00**
Expenses	
Advertising & marketing	5,000.00
Contract labor	0.00
Product Development	27,000.00
Total Contract labor	**27,000.00**
Legal & accounting services	3,383.00
Accounting fees	275.01
Legal Fees	1,718.50
Total Legal & accounting services	**5,376.51**
Taxes paid	450.00
Total Expenses	**$37,826.51**
NET OPERATING INCOME	**$ -22,826.51**
NET INCOME	**$ -22,826.51**


Work4Workers, Inc.

Balance Sheet

As of December 31, 2022


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Comerica Checking	4,813.95
Total Bank Accounts	**$4,813.95**
Total Current Assets	**$4,813.95**
TOTAL ASSETS	**$4,813.95**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long-term business loans	0.00
Crowdfunding Loan	38,475.00
Total Long-term business loans	**38,475.00**
Long-term loans from shareholders	19,496.42
Total Long-Term Liabilities	**$57,971.42**
Total Liabilities	**$57,971.42**
Equity	
Common stock	45.15
Retained Earnings	-30,376.11
Net Income	-22,826.51
Total Equity	**$ -53,157.47**
TOTAL LIABILITIES AND EQUITY	**$4,813.95**